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                    FACSIMILE  (513) 579-6957


                         December 7, 1995



Direct Dial:  (513) 579-6411



Comair Holdings, Inc.
P. O. Box 75021
Cincinnati/Northern Kentucky International Airport
Cincinnati, Ohio  45275

Gentlemen:

     We serve as your general counsel and are familiar with your Articles of Incorporation, Bylaws and corporate proceedings generally. We have reviewed the corporate records as to the establishment of the Comair Savings and Investment Plan which calls for the issuance of shares of Common Stock to employees of the Company. Based solely upon such examination and consider-ations, we are of the opinion:

     1. That Comair Holdings, Inc. is a duly organized and validly existing corporation under the laws of Kentucky; and

     2. That the Company has taken all necessary and required corporate actions in connection with the proposed issuance of up to 1,250,000 shares of Common Stock pursuant to the Comair Savings and Investment Plan and the Common Stock, when issued and delivered, will be validly issued, fully paid and non-assessable shares of Common Stock of the Company free of any claim of pre-emptive rights.

     We hereby consent to be named in the Registration Statement and the Prospectus part thereof as the attorneys who have passed upon legal matters in connection with the issuance of the afore-said Common Stock and to the filing of this opinion as an exhibit to the Registration Statement.

                                   Very truly yours,

                                   KEATING, MUETHING & KLEKAMP


                                   BY:   /s/ Gary P. Kreider
                                      _______________________
                                          Gary P. Kreider

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